Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	December 29, 2011

SILVERCORP TO COMMENCE WORK ON RESOURCE AND RESERVE UPDATES

VANCOUVER, British Columbia – December 29, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce the Company has retained two internationally recognized independent consulting firms to prepare updated NI 43-101 reports on four of its properties. AMC Mining Consultants (Canada) Ltd. (“AMC”) (www.amcconsultants.com) which is already nearing completion of a pre-feasibility study on the Company’s GC Project in Guangdong Province, has also been retained to prepare updated NI 43-101 technical reports for the Company’s Ying Property (including the SGX mine) in Henan Province and the BYP Project in Hunan Province. The Company has also retained Golder Associates Limited (“Golder”) (www.golder.ca), (who in January 2011 prepared an Economic Assessment on the Company’s Silvertip Project in British Columbia), to update the Silvertip NI 43-101 technical report.

The Company, by using these internationally recognized firms in 2012 to update its technical reports, intends to ensure that there is brand name verification of its resource and reserve estimates; which helps alleviate any concerns that may linger from the anonymous third party allegations circulated in 2011. Also these new independent technical reports will take into account additional exploration and development work completed on the respective properties over the last fiscal year, including the 186,627 meters of underground and surface drilling completed at the Company’s properties, (see press release of December 8, 2011).

The release of the first updated NI 43-101 report will be the GC Project pre-feasibility study (currently being prepared by AMC) which is expected in January 2012. Work on the remaining NI 43-101 reports will commence in January 2012 with planned completion dates within 120 days of commencement.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.